Exhibit 97
Northrop Grumman Policy Regarding the
Recoupment of Certain Incentive Compensation Payments

This policy of Northrop Grumman Corporation (“Northrop Grumman” or the “Company”) sets forth the Company’s policy regarding the recoupment of certain incentive compensation payments.
1.Definitions
“Accounting Restatement” means a requirement that the Company prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Changes to the Company’s financial statements that do not represent error corrections are not an Accounting Restatement for purposes of this policy.

“Covered Person” means a person who served as an executive officer of the Company (as defined in Rule 16a-1(f) under the Exchange Act (an “Executive Officer”)) at any time during the performance period for the applicable Incentive-Based Compensation.

“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation that was received that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had the amount of Incentive-Based Compensation been determined based on the restated amounts, computed without regard to any taxes paid by the Covered Person. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, (i) the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received and (ii) the Company must maintain documentation of the determination of the estimate and provide the documentation to the NYSE.

“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure (including stock price and total shareholder return).

“Incentive-Based Compensation” means any (i) compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure or (ii) compensation that is granted, earned, or vested based wholly or in part on continued service or time-based vesting conditions.

As of December 9, 2025

Incentive-Based Compensation is deemed to be “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of the period.

“Recovery Period” means the three completed fiscal years immediately preceding the earlier of: (i) the date the Board of Directors (the “Board”), a committee of the Board, or the officer/officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement.

2.    Recovery of Erroneously Awarded Compensation
A.General. Subject to the terms of this policy and the requirements of Section 303A. 14 of the NYSE Listed Company Manual (“Section 303A.14”), if the Company is required to prepare an Accounting Restatement, the Company will recover, reasonably promptly from each Covered Person, the amount of Erroneously Awarded Compensation that was Received by such Covered Person during the Recovery Period.
B.Compensation Covered. This Section 2 does not apply to Incentive-Based Compensation that was Received by the Covered Person before October 2, 2023 or before beginning service as an Executive Officer or, if earlier, first being designated as a Covered Person.
C.    Exceptions to Recovery. The Company shall not be required to recover Erroneously Awarded Compensation if a determination is made by the Compensation and Human Capital Committee that recovery would be impracticable, such as where:
•the direct expense paid to a third party to assist in enforcing this policy would exceed the amount to be recovered after making a reasonable attempt to recover such compensation, documenting such reasonable attempt to recover and providing that documentation to the exchange; or
•recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
D.Interaction with Other Clawback Provisions; No Duplication of Recovery. The Company will be deemed to have recovered Erroneously Awarded Compensation in accordance with this Section 2 to the extent the Company actually receives such amounts pursuant to any other Company policy, procedure (including Section 3 hereof) or pursuant to Section 304 of the Sarbanes-Oxley Act.

As of December 9, 2025

3.    Recovery of Other Incentive Compensation Due to Misconduct

Notwithstanding any other provisions of this Policy, the Board of Directors may, after consideration of the facts and circumstances that the Board considers appropriate and in its discretion, require reimbursement of all or a portion of any Incentive-Based Compensation payment made to an elected officer in the prior three years where:
(1)the payment was predicated on achieving or reflects certain financial results that were subsequently the subject of a restatement of Company financial statements filed with the SEC, and the restatement was as a result of the employee’s misconduct or failure to report another’s misconduct; or
(2)the employee engaged in fraud, bribery or any other illegal act, or failed to report another’s fraud, bribery or illegal act, and such misconduct caused significant financial or reputational harm to the Company; or
(3)the employee was grossly negligent in failing to supervise another employee, as a result of which the other employee was able to engage in (a) misconduct that led to a restatement, or (b) illegal misconduct that caused significant financial or reputational harm to the Company.
In the event the Board of Directors requires reimbursement under the terms of this Section 3, the Company will disclose the aggregate amount recovered, provided the underlying event has been previously disclosed by the Company, in its public filings with the SEC or otherwise, and disclosure is permitted. The Company intends this disclosure would appear in the proxy statement following any such determination by the Board of Directors and would provide the context and aggregate amount recovered.
The Chief Executive Officer may, under similar circumstances provided under this Section 3, require reimbursement of incentive payments made to non-elected officers and other employees.
4.    Prohibition on Indemnification or Company-Paid Insurance
The Company will not indemnify any officer or employee against the loss of compensation that is recovered in accordance with this policy and will not pay or reimburse any officer or employee for the purchase of a third-party insurance policy to fund potential recovery obligations.
5.    Additional Remedies
This policy does not limit any other remedies the Company may have available to it in the circumstances, which may include, without limitation, dismissing an employee or initiating other disciplinary procedures.

As of December 9, 2025